May 4, 2009

Mr. Jeff Huitt
Acting Interim CEO/President
International Paintball Association, Inc.
2000 Wadsworth Boulevard, PMB 179
Lakewood, CO 80214

Re: **International Paintball Association, Inc.**
       Amendment No. 1 to the Registration Statement on Form 10
       Filed April 7, 2009
       File No. 000-53464

Dear Mr. Huitt:

       We have reviewed your response to our letter dated November 12, 2008 and have
the following additional comments.   Please note that all page references below
correspond to the clean version of your filing provided by counsel.

General

   1. Please revise to delete references to our comments in the amended registration
      statement.

Business – General, page 3

   2. We note your response to prior comment 3. While paintball is commonly
      understood to be a paramilitary style shooting game pitting teams or individuals
      against each other in competition to "shoot" each other with paintballs, it is
      unclear whether your reference to "paintball activities" is intended to have a
      broader meaning. Please expand your description of "paintball activities" to
      provide examples of the different types of activities that paintball enthusiasts
      engage in. Alternatively, please clarify that you are referring only to traditional
      paramilitary style paintball team or individual competitions.

Description of Business Plan, page 4

   3. We note the new disclosure in the carryover paragraph on page 5 that your
      "business plan is not contingent upon becoming a sanctioning body." Please tell

us the basis for your belief. In this regard, revise to discuss the impact, if any, on your viability if you do not succeed in being recognized as a "sanctioning body."

4. You state on page 5 there is currently no competition for the role of sanctioning body. However, on page 12 you state that there are several other paintball associations "which might be considered competitive" with your company. Please revise to reconcile. Your disclosure should clarify that although the paintball associations' models may not be identical to yours, there is significant overlap and, perhaps more importantly, the associations may have existing infrastructure which would allow them to adopt your business plan and compete with you if they choose. In addition, please make appropriate revisions to the risk factors section to describe this particular risk.

5. While we note your response to prior comment 12, please more clearly explain how you will determine whether you are "recognized" as the official governing body. Is there a certain number of parks and facilities that you need to sign up or a specific number of individual members you are seeking to enroll? It is unclear how you will determine whether you have accomplished your goal of becoming the "Sanctioning Body." Please explain.

6. The third sentence in the final paragraph of this section contains marketing language. Please delete and make appropriate revisions throughout the registration to confirm that any similar marketing language has been removed.

International Paintball Association's Proposed Lines of Business, page 5

7. Please revise the first paragraph of this section to better summarize your overall structure and strategy. For instance, provide an overview of each segment of your proposed business, the estimated share, if known, that each segment will comprise of your overall revenues, and expected timelines for implementation. Consider providing a chart or timeline that summarizes how the various phases of your plan interrelate, when they will be implemented, and when you expect each segment to begin generating revenues and become profitable.

8. We note your new disclosure in the last sentence of the last full paragraph on page 5 that the "Farm Team" strategy will be financed as part of your overall strategy. Please revise to indicate the estimated cost, if known, of this portion of your business plan.

9. Your proposed Farm System does not appear to be analogous to minor league baseball because there are no "major league" paintball teams with which your Farm Teams are affiliated. To the contrary, your disclosure indicates that there

are no professional or semi-professional paintball players or leagues to date. To avoid confusion, please remove references to minor league baseball.

10. If you intend to ultimately create a professional league, please revise the registration statement, where appropriate, to clarify how you intend to do so, including when you expect the first professional teams to form, whether those teams will be formed by the league or by future sponsors and whether you will, or would expect your future sponsors to, offer prize money or some other form of compensation to the professional teams.

11. We note that you intend to raise $2,500,000 in new funding. Please reconcile this disclosure with the disclosure on page 23 where you indicate you will seek $1,000,000 in new funding.

Product Based Business, page 5

12. Refer to the second sentence of the first full paragraph on page 6. There appears to be missing language in this sentence. Please revise to clarify.

13. Refer to the second-to-last sentence of the spillover paragraph at the top of page 7. Your reference to establishing relevant links for web ranking purposes is not clear. Please revise to more clearly explain your web strategy in this regard.

Planned Services, page 7

14. We note your new disclosure that you plan to commence your various membership activities (discussed in greater detail on pages 7-12) in the third quarter of 2009 and that you expect to "implement this phase" in the next twelve months. Please revise to clarify the expected timeframes for implementation of the various aspects of your business plan. For example, clarify whether it will take twelve months from commencement to implement your tournament and league sanctioning services or, alternatively, if it will take twelve months from present to implementation.

15. We note you budget approximately $500,000 for the services segment. Please revise this section to provide a breakdown of the budget for each component of the segment. For example, revise the discussion under the heading "Sales Literature" to disclose the estimated budget for developing and distributing the brochures.

Proposed Tournament and League Sanctioning and Management, page 9

16. Please revise to provide addition detail regarding the results of your first event in Dallas in 2005 and the league system which was also test marketed in Dallas in 2005. The number of participants and the lessons learned from these events is not clear. To the extent that you regard these events as limited feasibility studies that you will rely on, please more clearly disclose the results.

Affiliations with Parks & Facilities, page 10

17. You state that your affiliations will be "based on [y]our market surveys." Please revise to clarify.

Administrative Offices, page 16

18. Please revise to provide your current telephone number.

Risk Factors, page 16

We Will Depend On Management . . . , page 17

19. Please revise to disclose that you have had significant difficulty retaining your management.

We May Be Exposed to Risks of Borrowing . . . , page 18

20. We note your response to our prior comment 26; however, we reissue. Please replace the boilerplate discussion of generic loan agreements and revise to discuss the specific risks associated with your notes payable and other indebtedness. If there are material restrictive covenants, financial covenants, or other provisions that would result in the notes payable becoming immediately due, disclose these here. If there is a risk that your cash flows may be inadequate to satisfy required payments, disclose this as well.

We Are Subject to General Economic Conditions . . . , page 18

21. Please revise this risk factor to discuss, if any, the specific risks to you as a result of the current economic downturn.

We Will Continue To Have A Need For Additional Funding . . . , page 18

22. Please revise this risk factor to disclose your intention to seek private placement funding and discuss the risk that you might not be able to obtain necessary

funding in light of current economic conditions. We note in this regard your disclosure in the first full paragraph of page 23.

Plan of Operations With 12 Month Budget And Quarterly Goals, page 23

23. Please update and substantially revise this section to discuss your plan of operations for the next 12-18 months in greater detail. Your present disclosure is not current and describes your plan of operations in broad strokes. Your revised disclosure should discuss in greater detail your anticipated timeline and the specific steps you plan to take toward becoming operational and generating revenues. Also, please disclose specific cost estimates and anticipated funding sources for each step.

24. We note your response to prior comment 29. Please revise to explain that Mr. Martinez and Mr. Huitt have resigned from your company and to identify the resources you will rely on to modify and implement your strategy going forward.

25. Please revise the discussion in the first two paragraphs on page 24 to reflect the current status of these plans.

Liquidity and Capital Resources, page 26

26. We note your new disclosure in the carryover paragraph at the top of page 27 that you anticipate the conversion of debt into equity in the next twelve months. We also note that you entered into a convertible promissory note with JH Brech. Please disclose the terms on which the convertible notes were (or will be) issued, the amount paid (or to be paid) by the noteholders in exchange for notes and the material terms of the notes, including the terms of conversion from debt to equity. Please make appropriate conforming changes to the Description of Securities, Beneficial Ownership table and elsewhere as appropriate. Also, please file the agreement(s) as a material agreement(s) with your next amendment. We may have further comment upon review.

27. Please add a risk factor discussing the risks to current shareholders associated with the potential dilution of your common stock upon conversion of the debt to equity.

Executive Compensation, page 35

28. Please revise the summary compensation table to present the stock awards column in dollars, and not number of shares. Please revise this table and the directors compensation table, providing appropriate assumption Instruction to Item 402(n)(2)(v) and (vi) and Instruction to 402(r), as appropriate.

29. Please clarify whether you have awarded options to your directors in lieu of fees. It is unclear whether this disclosure has been made in error.

Item 7. Certain Relationships and Related Transactions, page 39

30. Please delete the officer and director compensation information on page 40 or move to the narrative disclosure accompanying the director compensation table.

31. We note your response to prior comment 45. Please to provide additional detail regarding the consulting services provided by JH Brech LLC. In addition, please separately disclose the amount of compensation payable to JH Brech in exchange for consulting services and the amount paid to Ms. Webb for her service on the board. Make conforming revisions to the Director Compensation table on page 38, as necessary.

Recent Sales of Unregistered Securities, page 42

32. We note your response to prior comment 48. However, we cannot find Forms D that correspond to all of the sales listed here. Please advise.

Item 15. Financial Statements and Exhibits

33. We note your response to our prior comment 49. We further note that you do not appear to have filed your Form 10-K for the fiscal year ended December 31, 2008 as of the date of this letter. Please revise to include current audited financial statements. Refer to Article 8-08 of Regulation S-X.

Other

34. Please provide a currently dated consent from the independent public accountant in the next amendment to the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3314 with questions regarding the non-financial statement disclosures and related matters.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: Via Facsimile (303) 422-8127
        Michael A. Littman, Esq.
        Attorney at Law